              CLIKIA CORP.
             4221 92nd Court
        Des Moines, Iowa 50322

June 10, 2019

VIA EDGAR

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. John Stickel

Re: Clikia Corp. (the "Company")
 Post-Qualification Amendment No. 1 to
 Offering Statement on Form 1-A (the "Offering Statement")
 Filed May 23, 2019
 Commission File No. 024-10934

Dear Mr. McWilliams:

On behalf of the Company, I respectfully request that the qualification date of the Post-Qualification Amendment be accelerated and that the
Post-Qualification Amendment be declared qualified June 12, 2019, at 10:00 a.m. EST, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Post-Qualification Amendment will be approved by the State of Colorado, upon qualification by the Securities and Exchange Commission (the "Commission"), and acknowledges the following:

    -   should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

    -   the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

    -   the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ DEAN E. SUKOWATEY
CEO
Clikia Corp.